EXHIBIT D-1
                               State of New Jersey
                            Board of Public Utilities

------------------------------------------X
In the matter of the Petition              :
of Jersey Central Power & Light            :
Company, doing business in                 :        Docket No. ______________
New Jersey as GPU Energy,                  :
for Approval of a New                      :
Services Agreement with GPU                :
Service, Inc., Including                   :
Approvals of the Transfer                  :        VERIFIED PETITION
of Utility Inventory and                   :
Certain Financial Commitments              :
to be Undertaken In                        :
Connection Therewith                       :
------------------------------------------X


To The Honorable Board of Public Utilities:

                  Petitioner, Jersey Central Power & Light Company ("JCP&L" or the "Company"), doing business in New Jersey as GPU Energy, an electric public utility subject to the regulatory jurisdiction of the New Jersey Board of Public Utilities (the "Board") and maintaining its New Jersey regional offices at 300 Madison Avenue, Morristown, New Jersey 07960, respectfully shows:

                1. JCP&L is currently engaged as a New Jersey public utility in the production, generation, purchase, transmission, distribution and sale of electric energy and related utility services to more than 950,000 residential, commercial and industrial customers located within 13 counties and 236 municipalities of the State of New Jersey.

                  2. All correspondence and other communications respecting this Petition should be addressed to:



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                         Elizabeth Ard, Vice President,
                                Corporate Affairs
                         Michael J. Filippone, Director,
                               Rates - New Jersey
                                   GPU Energy
                               300 Madison Avenue
                              Morristown, NJ 07962

                                     - and -

                             Gerald W. Conway, Esq.
                               Marc B. Lasky, Esq.
                         Berlack, Israels & Liberman LLP
                                 Madison Avenue
                              Morristown, NJ 07960

                                   Background
                                   ----------

                  3. The subject of this Petition concerns a Plan of Realignment (the "Plan") which has been adopted by JCP&L, to become effective on January 1, 1999, and which JCP&L's management believes is vital to the Company's ability to continue to provide electric transmission, distribution and related customer services on an efficient and cost-effective basis in the new and developing competitive energy marketplace. While certain aspects of the Plan require Board review and approval, JCP&L is in the interim taking the necessary steps to begin to implement the Plan in order to satisfy advance commitments and insure that the Plan will be operational by January 1, 1999.

                  4. JCP&L and its sister electric public utilities in Pennsylvania, namely, Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"), are wholly-owned operating subsidiaries of GPU, Inc. ("GPU"), a registered public utility holding company headquartered in Morristown, New Jersey,





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which is subject to the  jurisdiction of the Securities and Exchange  Commission
("SEC") under the Public Utility Holding Company Act of 1935 ("PUHCA"). JCP&L, Met-Ed and Penelec have each been engaged as operating electric utility subsidiaries of GPU for more than fifty years. Since 1996, JCP&L, Met-Ed and Penelec have been collectively doing business as GPU Energy (and are therefore collectively referred to herein as the "GPU Energy Companies").

5. In 1971, with the approval of this Board and of the SEC (and of the Pennsylvania Public Utility Commission with respect to Met-Ed and Penelec), GPU caused to be formed GPU Service Corporation (now known as GPU Service, Inc.) ("GPUS"), as a mutual service company for the purpose of centralizing certain services to be provided to the GPU Energy Companies. Pursuant to the Services Agreement among JCP&L, Met-Ed, Penelec and GPUS dated May 3, 1971, which was approved by the Board in form and substance by Order of Approval dated April 28, 1971 in Docket No. 713-200, GPUS was (and is currently) authorized to provide, to the GPU Energy Companies, various management services including those relating to accounting and auditing; budgeting and cash management; legal; corporate functions and records; data processing; design, construction and maintenance of generation, transmission and distribution facilities; environmental matters; executive and administrative; finance; insurance and employee benefit plan administration; coordination of system operations



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and load dispatching;  human resources; public relations;  purchasing and stores
inventory;   rates;  research  and  development;   sales;  system  planning  and
development; taxes; water resource development and similar services, all at cost as required by PUHCA, pursuant to various approving Orders issued by the Board (initially in Docket No. 713-200) and the SEC.

                  6. GPU has undertaken a number of restructuring efforts and initiatives in recent years in an effort to enhance efficiency and to remain competitive as the electric industry moves toward deregulation and retail access. In 1994, for example, GPU functionally combined the energy services and delivery businesses of Met-Ed and Penelec. In 1996, GPU combined the energy services and delivery business of JCP&L with those of Met-Ed and Penelec. As a result of this realignment, a single management team became responsible for the combined energy services and delivery businesses of the GPU Energy Companies. In addition, in 1996, certain GPUS personnel performing services related to energy services and delivery were functionally realigned to report to the GPU Energy Companies' management team. These services included: library services, graphic resources, forms management, general books and plant accounting, payroll and accounts payable, interconnected transmission services, power services, procurement, facilities management, materials and supplies, transportation, information technology services, human resources, communications and environmental affairs. Finally,



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personnel  performing  services  applicable across the GPU System, such as legal services and consolidated accounting services, are employed by GPUS.

                  7. This functional consolidation has produced, and is expected to continue to produce, cost savings and increased operational synergies through the elimination of previously duplicated functions. The personnel performing these consolidated functions are, in general, employed by one of the GPU Energy Companies.
                  8. Currently, the GPU System's union personnel remain employed by each separate GPU Energy Company and have not been functionally consolidated (although they are managed by the consolidated management team).

                  9. In furtherance of these restructuring initiatives and in an effort to focus on the core energy services and delivery businesses, in October 1997 the GPU Energy Companies announced their intention to begin the process of divesting all of their non-nuclear generation facilities. The facilities are currently owned by the GPU Energy Companies and operated by GPU Generation, Inc. ("Genco"), pursuant to authority granted by the SEC and by this Board in Docket No. EE94030079.
                  10. For a variety of business reasons, the GPU Energy Companies are now embarked on an ambitious program to replace most of their existing information systems and to further reorganize from a function-based business model to one based upon




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core  business  processes.  This program  began  several  years ago when the GPU
Energy Companies began to review their more than 150 information systems which are used to provide and/or support customer service, work management, financial management, materials management and human resources activities. These systems were developed over many years and reflected the different philosophies and work practices of the three (then separately managed) GPU Energy Companies. They did not easily allow for the exchange of information between companies and many of them needed extensive and expensive modifications in order to operate beyond the year 1999.

                  In addition, the GPU Energy Companies faced the need to make a significant investment to upgrade their customer service information systems in order to meet the needs of customer choice in Pennsylvania and New Jersey. The new customer information system must be able to accommodate, among other things, customer choices of one or more energy supplier(s) and must integrate that information and the billing therefor with data relating to the provision of, and billing for, retail electric delivery services.

                  11. After an extensive review of various options, the GPU Energy Companies determined that it was in their best interests and the best interests of their customers to purchase a new integrated core information system. The GPU Energy Companies selected SAP America, Inc. ("SAP"), a worldwide leader in


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developing computer software solutions that incorporate industry "best practices", as the supplier of that system.

                  The GPU Energy Companies anticipate that implementation of the SAP system will: (i) replace the major existing information systems and provide a single integrated information system for all major GPU Energy activities; (ii) standardize and align work processes; (iii) avoid the difficult and expensive integration of existing systems; and (iv) provide for the operation of these activities beyond 1999 (i.e., Year 2000 Compliance). Among other things, the SAP system will enable the GPU Energy Companies to increase their focus on customer satisfaction, including such important activities as the planning and construction of transmission and distribution infrastructure and prompt and coordinated responses to storm damage and similar major outages which might occur throughout the GPU Energy system.

                  12. In addition, the evaluation, choice and implementation of this integrated information system has led the GPU Energy Companies to further evaluate their business practices and structure. In order to maximize the benefits, efficiencies and effectiveness of the SAP system, which, to a large degree, is comprised of "off-the-shelf" software, the GPU Energy Companies have concluded that it is necessary to formally combine their human, technical, material and operational resources into a single service company. The single service company approach will allow for the most effective use of the new integrated


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information   system  and  will   minimize  the  need  for  costly  and  complex
customization of the core components of the SAP system. This, in turn, will allow the GPU Energy Companies to quickly and cost effectively install and utilize the initial SAP software, as well as to implement future upgrades of that system. Indeed, one of the significant values which SAP offers with this type of system is its software development to reflect "best practice" business approaches. Further, it is anticipated that the software will continue to be benchmarked to reflect "best practices" for future upgrades, thus allowing GPU to maintain its systems as "state of the art".

                                Overview of Plan
                                ----------------
                  13. While the three GPU Energy Companies will continue to own their respective utility plant, properties and facilities which are necessary to continue their regulated transmission and distribution businesses, they intend to continue the above-described initiatives by entering into a new Services Agreement with GPUS ("New Services Agreement") and transferring substantially all of their personnel, including the union personnel, to GPUS.(1) The realignment is not, however, expected to involve the physical relocation of a substantial number of employees.

------------------
1 However, it is contemplated that the personnel responsible for transmission and distribution dispatching would not be transferred, and would remain employed by one or more of the GPU Energy Companies.



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                  14.  As  part  of  the  consolidation,  GPUS  will  create  an
Operations Division. The Operations Division will include substantially all of the employees of the GPU Energy Companies involved in energy-related functions who are to be transferred to GPUS. Officers of the GPU Energy Companies (including officers of JCP&L) are expected to continue as officers of those companies and to serve as the corresponding officers of the GPUS Operations Division as well. The personnel involved in corporate, treasury, accounting and certain other functions, who are currently GPUS employees, will continue to provide these same corporate services in what is anticipated will become the Corporate Division of GPUS.

                  15. The consolidation of the union personnel will result in GPUS becoming a successor employer under the several collective bargaining agreements to which JCP&L, Met-Ed and Penelec are parties. GPUS will notify the unions involved and become the employer party to those agreements and formally adopt their terms.

                  16. There are currently approximately 670 employees at GPUS.(2) The realignment is expected to involve the transfer from the GPU Energy Companies to GPUS of approximately 3,040 union and 1,760 non-union employees (including 1,640 union and 270 non-union employees of JCP&L), having a yearly budget payroll of

-----------------
2 In 1991, prior to the shifting of certain functions to the GPU Energy Companies as described above, GPUS had 1,021 employees.


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approximately  $265 million ($103  million in the case of JCP&L).  Following the completion of the realignment, the only employees of the GPU Energy Companies will be approximately 50 personnel in the dispatch center (12 of whom will be employed by JCP&L).(3)

                  17. Such consolidation is intended to, among other things, ameliorate the existing payroll, operational and administrative complexities of having functionally-related personnel employed by more than one GPU Energy Company. Additionally, the GPU Energy Companies believe that the consolidation will allow for a more focused and efficient management of human resources, avoid data replication in different entities and provide other similar advantages.

                  18. The proposed New Services Agreement permits one or more of the GPU Energy Companies to request that GPUS lease or otherwise provide employees to perform Operations Division tasks. The leasing of employees is intended to reduce the potential for the imposition of sales and use taxes relating to the performance of services in New Jersey and is not expected to restrict employees leased to one GPU Energy Company from providing

--------------------
3                 In addition,  approximately  1,100 union employees of the GPU
Energy Companies who, through GPU Nuclear, Inc. ("GPUN") (see Docket No. 804-254), provide operation and maintenance services ("O&M") for GPU's nuclear generating assets are expected to be transferred to GPUS in 2000, when nuclear O&M services are incorporated into the SAP computer system. In anticipation of the sale of GPU'S non-nuclear generating assets in 1999, the 1,630 union employees of the GPU Energy Companies who provide O&M services for such assets through Genco will not be transferred to GPUS.


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services to the other GPU Energy Companies or the allocation of costs among such companies.

                  19. As part of this consolidation, the purchasing and inventory functions for the transmission and distribution systems would also be assumed by GPUS. Thus, GPUS would directly acquire, at cost, ownership of the existing uninstalled transmission and distribution inventory of the GPU Energy Companies, having an aggregate book value of up to $60 million (approximately $28 million for JCP&L).(4) Such inventory, as well as additional equipment and materials acquired by GPUS in the future, would be inventoried by GPUS and sold to the appropriate GPU Energy Company (including JCP&L), on "at cost" basis, calculated at GPU System average unit prices,(5) with the result that a GPU Energy Company will be charged only for materials and fuel actually delivered to the site at cost, when needed. GPUS will pay for the initial inventory acquisition with the proceeds from borrowings under a new GPUS credit facility. Future inventory purchases by GPUS will be funded with the proceeds of the sale of inventory to the GPU Energy Companies and, to the extent necessary, by credit facility borrowings or GPU advances.

-------------------
4 GPUS may also procure fuel (in particular, natural gas and transportation) and resell same, at cost, to the appropriate GPU Energy Company for an owned generation plant or for a non-utility generator with which a GPU Energy Company has a power supply agreement.

5. However, certain special or serialized items will be pricd on a unit basis and not average cost.

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The GPU Energy  Companies  expect that the  consolidation  of the purchasing and inventory tasks will enable them to more cost-effectively manage and allocate resources.

                  20. Because GPUS, as a service company, may not be deemed sufficiently credit-worthy by lenders and/or suppliers, in connection with GPUS' expanded role it is contemplated that the GPU Energy Companies may be required, from time to time through December 31, 2003, to enter into guaranty or support agreements on behalf of GPUS for (i) credit facilities or lines of credit in an aggregate amount not exceeding $100 million and (ii) credit support to an inventory vendor in an aggregate amount not exceeding $50 million, for all of which JCP&L would have a pro rata obligation. Any such credit facility or line of credit borrowings would have maturities not exceeding five years, bear interest at market rates and be subject to customary fees and other terms and conditions.

                           Process-Based Organization
                           --------------------------
                  21. As mentioned above, this restructuring and the purchase of the SAP computer system are also tied to the decision of GPU Energy management to undertake a realignment of departmental and functional resources into a process-based organization. As transmission and distribution companies focused on satisfying customer needs, the GPU Energy Companies have determined that their business is, or should be, focused on three core business processes and three support processes, as listed on

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Attachment 1 hereto.  The three core business processes are as follows:

                  Manage and Service Delivery Assets;
                  Provide Customer Service; and
                  Manage Energy Risk

The three support processes are as follows:

                  Provide Support Services;
                  Manage Financial Performance; and
                  Develop Business Opportunities.

A GPU Energy Vice President is responsible for each process and the multiple sub-processes beneath it. The core business processes and sub-processes cut across formerly functional/departmental lines to effectively group the types, kinds and number of personnel necessary to deliver a particular distribution product or service to the customer in a manner designed to result in maximum customer satisfaction. The support processes and sub-processes resemble the former functional/departmental alignment of GPU Energy insofar as the kinds of personnel in them are concerned. However, these support processes are designed as "centers of excellence" which have centralized management responsibility for the resources. Such arrangement allows the core processes to remain undistracted by the management of support needs.

                  For instance, the three core business processes will require the management of human resources issues including


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                  hiring,   training,   benefits,   etc.  The  "Provide  Support
Services" process will be responsible for providing, among other things, these types of resources or services to the core business processes. This will be accomplished through the sub-processes referred to as "Attract, Retain and Develop Personnel" and "Manage Employee Relations". These sub-processes will provide  the  coordinated  expertise  of  human  resource  professionals  as  an
integrated   tool  for  the  core  business   processes  and  their   respective
sub-processes.

                  22. One of the key efficiencies gained through this process orientation is the elimination of transactions or "hand-offs" between former functions or departments. The entire "team" of employees grouped in any core business process or in any support process are focused on and committed to the target of that process a product or service delivered to satisfy, or even exceed, customer expectations.

                                 Cost Allocation
                                 ---------------
                  23. The New Services Agreement will provide that the services rendered by GPUS will be furnished at cost. Records will be maintained by each core business or support process of the Operations Division of GPUS in order to accumulate all costs of doing business and to determine the cost of service. These costs will include wages and salaries of employees and related expenses such as insurance, taxes, pensions and other employee welfare expenses. In addition, the Corporate Division of GPUS will


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                  maintain  records of general  administrative  expenses,  which will include the costs of operating GPUS as a corporate entity.

                  24. Where appropriate, charges for services rendered or personnel assigned or leased to a particular GPU Energy Company and related expenses and non-personnel expenses (e.g., use of automotive equipment, etc.) relating to a particular GPU Energy Company will be billed directly to such GPU Energy Company. When a service is rendered for the benefit of two or more companies, the costs will be shared by the receiving companies in proportion to the average of: (1) gross distribution plant, (2) energy delivered to ultimate consumers in KWH, and (3) operating and maintenance expense excluding purchased power. This multiple factor formula is the one currently in use and the factors are updated annually.

                  25. All other costs will be fairly and equitably allocated in accordance with Rules 90 and 91 under PUHCA. Calculations under these allocation formulae will be reviewed periodically and revised as appropriate to fully allocate all costs by each year-end.

                  26. All charges for services will be determined from the time records of employees. Records of such related expenses will be maintained and subjected to periodic review. Out-of-pocket expenses which are incurred for a GPU Energy Company will be billed at cost. Charges for non-personnel expenses, such as for use of automobiles not assigned exclusively to a GPU Energy Company,


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will normally be computed on the basis of costs per hour.

                                    Controls
                                    --------
                  27. A number of factors ensure that the GPU Energy Companies have the means to judge the need for GPUS services and to monitor the quality and value of the services being provided. These factors, which are described below, include the budget process, work order procedures to track and document the initiation of services, billing and review procedures to ensure the accuracy of GPUS billings, review and approval of work orders and billings by personnel who are separate from the billing function, and internal audit examinations.

                           (a) It is anticipated that the President of the GPU Energy Companies will serve as a member of the GPUS Board of Directors and as President of the GPUS Operations Division. In addition, all GPU Energy officers are expected to serve as officers of the Operations Division. Consequently, GPU Energy (and, in particular, JCP&L) officers will be informed of, and directly participate in, all material decisions of the GPUS Operations Division.

                           (b) As in the past, operating and construction budgets will continue to be prepared separately for each of the GPU Energy Companies (including JCP&L), for review and approval by their respective Boards of Directors. Expenditures are monitored against these budgets on a

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         monthly basis. Each GPU Energy Company's financial results are produced quarterly for internal analysis and are reviewed by the GPU Energy Boards of Directors and are issued to the public and state regulatory commissions quarterly. The internal auditing department will continue to review GPUS charges. Separate individual audit opinions of the financial condition and results of operations of each GPU Energy
         Company are obtained annually from an independent public accounting firm.

                           (c) Each GPU Energy Company pays to GPUS all costs that reasonably can be identified and related to a particular transaction or service performed on its behalf. These costs will be documented using work order (or equivalent costs collectors,(6) collectively, "work orders") numbers in accordance with the FERC's Uniform System of Accounts. The Plan and Analyze Finances Sub-Process ("Finance Sub-Process"), which is separate from the Manage Accounting Operations Sub-Process ("Accounting Sub-Process"), analyzes each month's GPUS departmental billing

         --------------------
6        The SAP system has three costs collectors which are equivalent to work orders: "orders", "cost centers" and "work breakdown structures" ("WBSs"). Orders include work orders, sales orders, internal orders and services orders. Each employee will be assigned to a cost center which will be responsible for collecting routine costs such as for meter reading and line repairs. WBSs are analogous to work orders and are required for projects exceeding certain dollar thresholds or durations, or which involve investing in capital assets. To ensure proper record-keeping, every employee will be required to charge time against a designated order, WBS or cost center number.


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         summaries to the GPU Energy  Companies to ensure  billing to the proper company. All GPU Energy time documents are reviewed and approved by a GPUS Operations Division business process manager, including review of the time document charges in relationship to a process and employees' work schedules. The review also ensures that the time document indicates the work order number charged. Pursuant to controls built into GPUS's accounting system, a transaction requiring a work order will not be processed unless there is a work order number provided. All project work orders for one or more GPU Energy Companies in excess of $50,000 must be approved by an Operations Division process manager (with officer and, ultimately, GPU Energy Company board approval required for higher thresholds).

                           (d) GPUS bills to the GPU Energy Companies, which are generated by the Accounting Sub-Process, are reviewed and approved by individuals in the Finance Sub-Process. Detailed GPUS information (i.e., time sheets, invoices) is available upon request. Such Finance Sub-Process individuals will, if necessary, contact responsible GPUS managers for explanations of unusual items. In general, disagreements are resolved, if possible, by direct communication and negotiation between such individuals and the appropriate GPUS Operations or Corporate Division. When consensus on selected matters cannot be


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         reached,  the matter will be  referred  to GPU Energy  Company and GPUS executives. The basis for the allocation of costs will be reviewed annually by each sub-process to ensure that the allocation basis continues to be reasonable and to have a relationship to the types of services or functions provided by the sub-process cost centers. GPUS will continue to monitor these matters to ensure that the allocation methods effectively allocate costs according to benefits received. The GPUS accounting staff verifies that every multiple party work order has the correct cost allocation method.

                           (e) Another control which is performed every month is the reconciliation of GPUS billings to GPUS expenses with regard to services rendered for the GPU Energy Companies. Such reconciliation ensures that all expenses have been billed, and it also immediately detects any over-or under-billings. Internal audits provide an additional control measure. All GPUS charges will be processed through the SAP system, which will be subject to periodic internal audit. This system will accumulate charges utilizing work orders. Therefore, an evaluation of the work order process will be an integral part of the audit. The GPUS internal audit department, which is independent of the Operations Division, will continue to meet at least twice a year with the Audit Committee of the GPU Board of Directors (which Audit Committee is comprised solely of outside directors), and the Boards of


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         the GPU  Energy  Companies,  to review  audit  plans and  findings.  In addition, the GPUS Vice President-Audit will continue to have open and direct access to the Chairman of the Audit Committee. These procedures will ensure that costs associated with the services performed by GPUS on behalf of the GPU Energy Companies are properly authorized, allocated and tracked.

                           (f) Finally, an important factor in determining incentive compensation for GPUS non-union personnel is the profitability of the GPU Energy Companies. This should also provide a strong incentive to ensure that services are provided efficiently and economically.
                                Financial Aspects
                                -----------------
                  28. Article 6 of the New Services Agreement provides for a Working Capital Account pursuant to which each GPU Energy Company will provide necessary working capital to GPUS from time to time. This is consistent with the procedures currently employed by GPUS, GPUN and Genco.

                  29. GPU estimates that the aggregate cost of the implementation of the SAP computer system (including process redesign, hardware, software, data conversions, testing and training) will be $108-$115 million. GPU also estimates, however, that it would have been necessary to spend approximately $71 million for necessary computer system upgrades relating to compliance with retail access initiatives and Year 2000 compliance if it had not decided to implement the SAP system and to consolidate all employees in GPUS. Accordingly, the incremental cost of the implementation of the SAP computer system, relating principally to the replacement of the existing systems with SAP and the change to a process-oriented management approach, is estimated at approximately $37 to $44 million.

                  30. GPU estimates that the implementation of the SAP computer system will result in significant financial savings, in addition to the efficiencies described above. In particular, GPU estimates labor-related savings of approximately $20 million annually (of which approximately 46% would be applicable to JCP&L).

                  31. The forecasted savings relating to the Plan were taken into account by JCP&L in formulating its proposed rate reductions in the stranded costs, rate unbundling and restructuring filings (the "Filings") pending in Docket Nos. EO97070459, EO97070458 and EO97070460, respectively, pursuant to the Energy Master Plan - Phase II Final Report dated April 30, 1997, Findings and Recommendations for Restructuring the Electric Power Industry in New Jersey, In the Matter of the Energy Master Plan Phase II Proceeding to
              ------------------------------------------------------------------
Investigate  the Future  Structure of the Electric  Power  Industry,  Docket No.
--------------------------------------------------------------------
EX94120585Y. But for its willingness to assume these anticipated savings, the Company would not have been in a position to offer the level of rate reductions reflected in the Filings, without jeopardizing its financial position and perception in the financial community. As a result, the anticipated Plan-related savings should not be viewed as "incremental" savings which are available for further reductions, beyond those already proposed in the Filings.

                          Procedure and Authorizations
                          ----------------------------
                  32. The GPU Energy Companies, including JCP&L, have begun to configure the SAP system and the related installation and training, as was necessary in order to be ready for implementation of the Plan on January 1, 1999. None of these preparatory steps leading up to implementation of the Plan on January 1, 1999 is subject to Board jurisdiction or requires prior Board approval, as none of such steps would violate any existing Board Order or any applicable statute or regulation. Given that system configuration and employee training have begun, the GPU Energy Companies will be required to implement the Plan on January 1, 1999, subject, of course, to the Board's ultimate authority, upon completion of its review, to approve, disapprove or modify such aspects of the Plan as may require the Board's approval. The Company, therefore, urges the Board to complete its review so as to be in a position to formally approve, prior to year-end 1998, those aspects of Plan implementation that require its approval. Alternatively, in the event this Petition has not yet been approved by the time the Company begins to implement the plan on January 1, 1999, it is respectfully requested that the Board authorize such implementation on an interim basis, in reliance on JCP&L's commitment that it will, within six months of the later of (i) the Board's Order or (ii) January 1, 1999, make such adjustments or unwind such components of the Plan as may be necessary to satisfy the conditions of the Board's final Order if the Board were ultimately to disapprove or require a material change in the Plan.

                  33. Annexed hereto as Attachment 2 to this Verified Petition is a true and correct copy of the proposed New Services Agreement between and among the GPU Energy Companies (including JCP&L) and GPUS, in substantially the form in which it will be executed upon receipt of all necessary approvals (including those of this Board and the SEC).

                  34. Annexed hereto as Attachment 3 is a true and correct copy of the Application on Form U-1, which the GPU Energy Companies have filed with the SEC under PUHCA regarding the proposed New Services Agreement, the contents of which are hereby incorporated by reference as part of this Verified Petition.

                  35.   JCP&L   hereby   respectfully   requests   the   Board's
authorization and approval to enter into the New Services Agreement, in substantially the form annexed hereto as Attachment 2, pursuant to the Board's general jurisdiction over any "management, advisory service, construction or engineering contract" with an affiliate in accordance with N.J.S.A. 48:3-7.1.
                                                           --------
                  In addition, to the extent that the transfer of JCP&L's existing utility inventory to GPUS may be considered to be the "sale" or

"dispos[al]"  thereof  within  the  meaning of  N.J.S.A.  48:3-7,  JCP&L  hereby
                                                -------
respectfully requests that the Board either (a) approve such sale or disposal of inventory property, pursuant to N.J.S.A. 48:3-7, or (b) determine that the
                                  -------
proposed transfer of ownership of the inventory to GPUS pursuant to the New Services Agreement is and will be in the ordinary course of JCP&L's utility business and, thus, does not require such approval beyond the Board's approval of the New Services Agreement itself. Because of the unique aspects of the proposed transfer of inventory to GPUS, JCP&L requests that, to the extent approval under N.J.S.A. 48:3-7 is deemed necessary, the advertising requirements
               -------
set  forth  in  N.J.S.A.  14:1-5.6(b),  and  any  other  pertinent  requirements
                -------
regarding the approval of leases of utility property, be waived on the grounds that such waiver is appropriate in the circumstances and will not adversely affect the public interest.
                  36. Lastly, with respect to the provision by JCP&L to GPUS of guaranty or support agreements with respect to GPUS' credit facilities, lines of credit or purchase obligations in connection with the inventory services to be rendered to JCP&L, JCP&L respectfully requests such authorization and approval by the Board pursuant to N.J.S.A. 48:3-7.2, 48:3-9 and such other provisions of
                         --------
Title 48 as may be pertinent thereto.

                  37. JCP&L further agrees that the Board's approval of the New Services Agreement and related transactions, as requested herein, shall not affect, or in any way limit, the exercise of the Board's authority, or of this State, in any future petition or proceeding with respect to rates, franchises, service, financing, accounting, capitalizations, depreciation or any other matters affecting the Company.

                     WHEREFORE, the Petitioner, Jersey Central Power & Light Company, doing business as GPU Energy, does hereby respectfully request that the Board issue an Order (a) approving and authorizing said Petitioner to enter into the New Services Agreement with GPU Service, Inc., (b) granting all other approvals and authorizations as hereinabove requested, and (c) granting such further relief as may be lawful and proper in the circumstances hereof.

 Dated:  May 8, 1998     Respectfully submitted,

                         BERLACK, ISRAELS & LIBERMAN LLP
                         Attorneys for Petitioner, Jersey
                         Central Power & Light Company,
                         doing business as GPU Energy


                         By:/s/Marc B. Lasky
                             Marc B. Lasky
                              Of Counsel
                             65 Madison Avenue
                             Morristown, New Jersey  07960
                             (973)644-3400

                                    AFFIDAVIT
                                    ---------
                                       OF
                                       --
                                  VERIFICATION
                                  ------------




Michael J. Filippone, being duly sworn upon his oath, deposes and says:

               1. I am Director - Rates for New Jersey of Jersey Central Power & Light Company, doing business as GPU Energy, the Petitioner named in the above-captioned matter, and I am duly authorized by said Petitioner to make this Affidavit of Verification on its behalf.

               2. I have read the contents of the foregoing Verified Petition and Attachments attached thereto, and I hereby verify that the statements of fact and other information contained therein are true and correct to the best of my knowledge, information and belief.




                                                   /s/Michael J. Filippone
                                                   -----------------------
                                                   Michael J. Filippone

Sworn to and subscribed before
me this 8th day of May, 1998


/s/Marc B. Lasky
   -------------
An Attorney-at-Law of
the State of New Jersey

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                                                                Attachment 1


                                    [OMITTED]

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                                                                  Attachment 2


                                    [OMITTED]

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                                                                 Attachment 3


                                    [OMITTED]














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